February 6, 2014

Mr. Craig Wilson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Computer Task Group, Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-09410

Dear Mr. Wilson,

In response to your letter of January 28, 2014 (the ‘SEC Comment Letter” to Mr. James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Inc. (“CTG” or the “Company”)), set forth below is CTG’s response to each of your comments. We have restated each Staff comment in this letter and then included our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 13. Enterprise-Wide Disclosures, page 51

1.	We noted your response to prior comment 1 that you believe these three business units do not meet the definition of individual operating segments under ASC 280-10-50-1. In your December 6, 2013 response comment 3 you indicated that on a monthly basis the CODM reviews financial reports for each of the three business units that contains revenue and gross profit information. You also indicate that these reports showing revenue and profit trends are the primary method used by the CODM to evaluate performance of each of the business units and, in part along with the customer demands, to make decisions on the allocation of the Company’s resources. In light of these assertions, please further explain to us your basis for concluding that each of the three business units does not meet the definition of an operating segment.

Mr. Craig Wilson U.S. Securities and Exchange Commission February 6, 2014 page 2

Company Response

We note the Staff’s comments and would like to respectfully clarify that the monthly financial reports the CODM reviews in order to evaluate performance and allocate Company resources were inadvertently not described in sufficient detail in our December 6, 2013 response. The reports we referred to, which are reviewed monthly, and include the information used by the CODM to evaluate performance and to make decisions on the allocation of the Company’s resources are called “Cities” reports.

We believe these Cities reports were more appropriately described in additional detail in our January 13, 2014 response (repeated here for your reference) as follows: “This Cities report is an income statement representing revenue, direct profit and in certain instances, gross profit, compared to budget, forecast and the prior year, organized and providing detail by a geographic or a functional area. In the majority of our operations we manage our client relationships on a local geographic basis, or by “cities.” In situations where it is most effective to service our clients via travelling consultants, whereby he / she travels to a different client location (outside of their home city) each week, or in situations where our employees perform their work remotely for clients from their home offices, the financial results are reported by these functional services rather than by geographic area or by “cities.” The “Cities” report currently contains approximately 75 sub-categories of separate locations and / or functional areas which make up the detail financial reporting structure of the Company. This report is approximately 30 pages long when printed. The sub-categories are periodically modified depending on changes in customer relationships and to reflect changes in the management structure of the organization.”

As defined in ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

a.)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.)	Its discrete financial information is available.

Mr. Craig Wilson U.S. Securities and Exchange Commission February 6, 2014 page 3

Using the requirements that all characteristics noted in a) through c) above are required to be met in order to meet the definition as an operating segment, we have addressed each component as follows:

a)	Each business unit engages in business activities from which it earns revenues and incurs expenses

b)	The operating results of each business unit are not regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Although profit and loss information is available for each business unit the Company does not produce, nor does it have the reporting systems or processes in place to produce, any discrete balance sheet, cash flow, and related information for each business unit.

Based upon the fact that the operating results of each business unit are not regularly reviewed by the CODM to make decisions about the allocation of resources and that comprehensive discrete financial information is not available for each unit, we have concluded that each of the three business units do not meet the definition of an operating segment.

2.	In your response prior to comment 1 you indicated that the report that the CODM reviews to determine the allocation of resources within the company is the “Cities” report. In your December 6, 2103 response to comment 3 you indicate that monthly the CODM reviews financial reports for each of the three business units and that these reports with revenue and profit trends are the primary method used by the CODM to evaluate performance of the business units and, in part along with customer demands, to make decisions on the allocation of the Company’s resources. Please reconcile these responses for us. Describe more fully how resources are allocated among your business units and across your organization as well as the specific information used to allocate resources and evaluate performance. Clarify if the Cities reports are used to allocate resources to your business units.

Company Response

We note the Staff’s comment and would like to respectfully clarify that the financial reports referred to in our December 6, 2013 response which the CODM reviews on a monthly basis are the Cities reports. We recognize that these reports were inadvertently not adequately described in our December 6, 2013 response. We believe these Cities

Mr. Craig Wilson U.S. Securities and Exchange Commission February 6, 2014 page 4 reports were more appropriately described in additional detail in our January 13, 2014 response. We further recognize that the lack of a detailed description of the Cities report in our December 6, 2013 response did not provide an adequate explanation of the information used by the CODM to evaluate performance and to make decisions on how resources are allocated. The Cities report, which is an income statement representing revenue, direct profit and in certain instances, gross profit, compared to budget, forecast and the prior year, organized and providing detail by a geographic or a functional area, includes the information used by the CODM to evaluate performance and to allocate the Company’s resources.

The following more fully describes how resources are allocated within the organization. The Company’s resources are allocated to clients, geographies and various service offerings based upon both known and anticipated demands for IT services. Sales and recruiting resources are allocated based on the general IT demands of our clients, many of whom we have been providing supplemental IT services to under master services agreements for a number of years. We allocate additional sales and recruiting resources to clients, or prospective clients, where we believe demand for supplemental IT resources is high based on actual historical results, and projected growth factors in a geographic area with such historical and forecasted information being contained in the Cities reports. Most often our IT services are delivered to clients based upon the client’s requests for a specific IT skill set. Occasionally a technical resource, having the required skill set, is unassigned to a client and therefore available to fill the new assignment. Most often, however, an internal recruiter must identify, recruit and hire a new employee to fulfill a requirement as put forth by a client to provide the services to that client on a time and materials basis. Frequently, the employment of the person who was hired for a particular assignment will be terminated upon the completion of the services for the client as it is often difficult to redeploy a person to a new assignment due to factors such as the timing of demand, pricing constraints and cost, the location, and matching an employee’s existing skill set with a potential new assignments.

Finally, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

Mr. Craig Wilson U.S. Securities and Exchange Commission February 6, 2014 page 5

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Once you have had the opportunity to review the Company’s responses set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt

James R. Boldt

Chairman and Chief Executive Officer